September 8, 2011

Via EDGAR

John M. Ganley,
Senior Counsel,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Ares Senior Credit Strategies Fund, Inc. Form N-2
(File Nos. 333-172987; 811-22535)

Dear Mr. Ganley:

On behalf of our client, Ares Senior Credit Strategies Fund, Inc. (the “Fund”), we have set forth below the Fund’s responses to the oral comments received from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) on August 19, 2011, concerning (i) the May 6, 2011 filing by the Fund of Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-172987; 811-22535, the “Amendment”, together with the initial registration statement filed by the Fund on March 22, 2011, the “Registration Statement”) under both the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the Securities Act of 1933, as amended, relating to the Fund’s proposed initial public offering and (ii) the previous response letters submitted by the Fund on May 6, 2011 and July 22, 2011.  To facilitate the Staff’s review, we have briefly summarized the Staff’s oral comments in bold face type and the Fund’s responses immediately follow each numbered comment in regular type.

1.             Please explain to us how the Fund plans to calculate the mark-to-market value of a swap for purposes of Rule 35d-1 under the Investment Company Act of 1940 (“Rule 35d-1”).

As indicated in response 2 of the Fund’s response letter, dated July 22, 2011, for purposes of Rule 35d-1, the Fund plans to calculate the value of derivatives at their mark-to-market value.  In accordance with the Fund’s valuation policies and procedures, an independent third party valuation firm will determine on a daily basis the mark-to-market value of each swap agreement based on the individual characteristics of each swap agreement and the valuation firm’s models.

2.             How will the Fund value derivatives in determining the amount of managed assets used to calculate the amount of advisory fees to be paid by the Fund to its investment advisor?

The Fund has informed us that it intends to value derivatives for purposes of determining the amount of assets used to calculate the Fund’s investment advisory fees using the mark-to-market value of such instruments as determined by an independent third party valuation firm in accordance with the Fund’s valuation policies and procedures.  As noted in the Fund’s response to comment 1 above, this is the same valuation that the Fund will use for purposes of Rule 35d-1.  The Fund believes, for the same reasons previously articulated to the Staff in response 2 of its response letter, dated July 22, 2011, that the mark-to-market value of a derivative best reflects the market value of the derivative on a daily basis and is consistent with valuing a Senior Loan or equity security at its daily trading price.

***

Additionally, in connection with this response letter, the Fund hereby acknowledges the following statements:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in its Form N-2 filed on the date hereof;

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Fund’s Form N-2 filed on the date hereof;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Fund’s Form N-2 filed on the date hereof; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Amendment or this letter may be communicated to the undersigned at (212) 558-1656.  Please send copies of any correspondence relating to this filing to the undersigned by facsimile at (212) 291-9219 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ Ari B. Blaut
Ari B. Blaut

cc:	Donald R. Crawshaw
William G. Farrar
(Sullivan & Cromwell LLP)

David Sachs
Kevin Frankel
Americo Cascella
(Ares Senior Credit Strategies Fund, Inc.)